Exhibit (a)(5)(vi)

News Release

3 March 2016

Lloyds Banking Group plc ANNOUNCES RESULTS OF TENDER OFFER FOR CERTAIN ENHANCED CAPITAL NOTES

Lloyds Banking Group plc (“LBG”) today announced the final results of its previously announced U.S. dollar cash tender offer (the “Offer”) for specified series of enhanced capital notes (the “ECNs”) issued by LBG Capital No. 1 plc (the “Offeror”), an indirect wholly owned subsidiary of LBG. The Offer was made on the terms and subject to the conditions set forth in the Offer to Purchase dated 29 January 2016, as supplemented on 16 February 2016, 22 February 2016 and 25 February 2016 (the “Offer to Purchase”). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $177,232,000 aggregate principal amount of the ECNs listed in the table below were validly tendered and not validly withdrawn by 11:59 p.m., New York City time, on 2 March 2016 (the “Expiration Deadline”), as more fully set forth below. LBG has accepted all ECNs that were validly tendered and not validly withdrawn prior to the Expiration Deadline. The Settlement Date is expected to be 4 March 2016.

The table below sets forth, among other things, the principal amount of each series of ECNs validly tendered and accepted pursuant to the Offer:

ECNs	ISIN	Purchase Price(1)	Aggregate Principal Amount Accepted	Aggregate Principal Amount Outstanding After Completion of the Offer
LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes	XS0473106283 XS0471767276	$1,020.00	$159,552,000	$497,259,000

LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes	XS0473103348 XS0471770817	$1,020.00	$17,680,000	$258,978,000

(1)	Per $1,000 in principal amount of ECNs accepted for purchase.

The Offeror hereby confirms that it will exercise the Regulatory Call Right and redeem any ECNs that remain outstanding following completion of the Offer. The redemption of such ECNs is expected to occur on 18 March 2016.

Lucid Issuer Services Limited acted as tender agent for the Offer. BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Goldman, Sachs & Co., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Limited acted as Dealer Managers for the Offer. Questions regarding the Offer should be directed to BNP Paribas Securities Corp., Liability Management Group at +1 (212) 841-3059 (US collect), +1 (888) 210-4358 (US toll free), +44 (0) 20 7595 8668 (Europe); Deutsche Bank Securities Inc., Liability Management Group at +1 (212) 250 2955 (US collect); + (866) 627 0391 (US toll free); +44 20 7545 8011 (Europe); Goldman, Sachs & Co., Liability Management Group at +1 (212) 902-5183 (US collect), +1 (800) 828-3182 (US toll free), +44 (0) 20 7774 9862 (Europe); Lloyds Securities Inc., Liability Management Group at +1 (855) 400-6511 (US toll free), +1 (212) 827-3105 (US collect); Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liability Management Group at +1 (980) 388-4813 (US collect), +1 (888) 292-0070 (US toll free),  +44 (0) 20 7996 5698 (Europe); UBS Limited, Liability Management Group, +1 (203) 719 4210 (US collect), +1 (888) 719 4210 (US toll free).